DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02027860

NO ACT
P.E 1-18-02
1-12432

March 29, 2002

Jeffrey J. Giguere
Vice-President, General Counsel
American Power Conversion Corporation
P.O. Box 278
132 Fairgrounds Road
West Kingston, RI 02892

Act	1934
Section	
Rule	14A-8
Public Availability	3/29/2002

Re: American Power Conversion Corporation
Incoming letter dated January 18, 2002

Dear Mr. Giguere:

This is in response to your letters dated January 18, 2002 and February 27, 2002 concerning the shareholder proposals submitted to American Power Conversion Corporation by the College Retirement and Equities Fund and the Massachusetts Laborers' Pension Fund. We also have received letters on behalf of the College Retirement and Equities Fund dated January 30, 2002 and March 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Peter C. Clapman
Senior Vice President
and Chief Counsel, Corporate Governance
Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

0835910

Thomas P. V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

February 27, 2002

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Staff of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 02549

Re: American Power Conversion Corporation - Omission of Shareholder Proposal

Ladies and Gentlemen:

This letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of American Power Conversion Corporation (the "Corporation"). The Corporation submitted a request for no-action relief to the Division on January 18, 2002, (the "Initial Request) a copy of which is attached, regarding its receipt of two shareholder proposals, each dated November 20, 2001, for inclusion in the Corporation's Proxy Statement and form of Proxy relating to the 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") (collectively, the "Proxy Materials"). The first proposal ("Proposal A") was submitted by the Teachers Insurance and Annuity Association College Retirement Equities Fund ("Proponent A") and the second proposal ("Proposal B," and together with Proposal A, the "Proposals") was submitted by the Massachusetts Laborers' Pension Fund ("Proponent B," and together with Proponent A, the "Proponents"). The Proposals ask the Corporation's Board of Directors (the "Board") to adopt policies regarding the independence of the members of the Board.

This letter is being submitted i) to inform the Division that since the date of the Corporation's submission of the Initial Request, the Corporation's Board has approved a resolution adopting, in substantially the same form submitted by the Proponents, a policy to nominate for election a majority of directors who fulfill certain criteria with regard to independence and ii) in response to the letter submitted by Proponent A to the Division on January 30, 2002 ("Proponent A's Letter"). The Corporation renews its request for confirmation that the staff of the Division (the "Staff") will not recommend enforcement action if the Corporation, pursuant to Rules 14a-8(c), 14a-8(i)(10), (3) and (11) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), omits the Proposals from the Proxy Materials for the 2002 Annual Meeting for the reasons set forth in this letter and reasserts the arguments set forth in the Corporation's Initial Request.

American Power Conversion Corporation
PO Box 278 | *Call* 401 789 5735
132 Fairgrounds Road | *Fax* 401 789 3710
West Kingston, RI 02892 | *Visit* *www.apcc.com*

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSALS

The Corporation reasserts its belief that both Proposals may be properly omitted from the Proxy Materials for the 2002 Annual Meeting pursuant to Rules 14a-8(i)(10), (3) and (11) of the Exchange Act, as discussed in the Corporation's Initial Request. Additionally, the Corporation believes that the Proposals may be excluded pursuant to Rule 14a-8(i)(10) because the Corporation has further substantially implemented the goal of the Proposals, and that Proposal A may be excluded pursuant to Rule 14a-8(c) because Proponent A presents two separate proposals in Proposal A.

1. The Corporation may omit both Proposals pursuant to Rule 14a-8(i)(10) because they have already been substantially implemented.

As discussed in the Initial Request, Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. The Staff has consistently taken the position that a stockholder proposal has been substantially implemented when a company has already taken steps to fulfill the underlying goal of the proposal. See *AMR Corporation,* (April 17, 2000); *Masco Corporation,* (March 29, 1999) ("*Masco*"); and *BankAmerica Corporation,* (February 10, 1997). The implementation or adoption of a policy which substantially implements a proposal may be undertaken after the corporation's receipt of the Proposal. See *American HomePatient, Inc.,* (April 12, 2000) ("*AHP*"); *Pacific Enterprises,* (January 12, 1998).

The Corporation's Board has adopted a policy that it believes satisfies the standards and underlying goals of the Proposals, therefore rendering them moot. The Board adopted the policy to make clear the Corporation's intent to have a majority of its Board remain independent. The resolution adopted by the Corporation's Board reads as follows:

> VOTED, that the Board of Directors hereby adopts the following policy regarding the independence of the Board of Directors of the Corporation:
>
> The Board of Directors will nominate candidates for the Board of Directors such that, if elected, a majority of directors would be independent directors as defined in the next sentence, and, if sufficient independent directors are elected, will appoint only independent directors to serve on the committees of the Board of Directors. For purposes of this policy, "independent director" will mean a director who (i) has not within the prior five years been an employee of the Corporation or of any of its affiliates, (ii) has not

> accepted from the Corporation or any of its affiliates more than $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation, (iii) is not an immediate family member of an individual who is or was an executive officer of the Corporation or of any of its affiliates within the last five years (with "immediate family member" meaning a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, and anyone who resides in such person's home), (iv) is not a partner, controlling shareholder or executive officer of any for-profit business organization to which the Corporation made, or from which the Corporation received, payments within the last five years (other than those arising solely from investments in the Corporation's securities) that exceed 5% of the Corporation's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, or (v) is not employed as an executive of another entity if any of the Corporation's executives serve on that entity's compensation committee.

The Board's resolution implements both Proponents' proposals with only slight modifications. The adopted policy closely follows the definition of independence as presented by Proponent B and is in compliance with the standard of independence required by Nasdaq. It is in fact more restrictive than Proponent A's definition except that it more reasonably provides that a director would be considered independent if the director has not, within the prior five years (as set forth in Proposal B), been an employee of the Corporation or any of its affiliates. Where the Proposals request that independent candidates are nominated so the Board will consist of either a "substantial" or "two-thirds" majority of independent directors, the adopted policy requires that the Board will nominate candidates so that if elected, a majority of the Board will be independent. The Corporation continues to believe that Proponent A's standard of a "substantial majority" is too vague to be appropriate as a policy of the Corporation. In Proponent A's Letter, Proponent A states that "a shareholder voting on the resolution (as well as a board interpreting the resolution) will be able to appropriately interpret the word "substantial" without further guidance." Although the Corporation believes that both its shareholders and its Board are perceptive and sophisticated, it is not clear that further guidance won't be necessary in order to define a "substantial majority." Also, it is possible that the Board, who will be implementing and working within such a standard, will define "substantial majority" differently than voting shareholders. Such an imprecise standard is likely to subject the Corporation to future challenges (including challenges from Proponent A) concerning whether or not the Board has the proper number of independent members. Under the definition of independence in the adopted policy and Proposal B, the Corporation's Board currently has a majority of independent members. Also, all of the members of the Corporation's two existing committees, the Audit and the Compensation and Stock Option committees, are independent. Although the Corporation does not currently have a Nominating committee, if it were to form one, such committee would be subject to the same standard of independence.

The Staff has historically supported the omission of proposals, where the company has taken steps to substantially implement policies similar to those presented in shareholder proposals, even though the exact guidelines of the proposals were not implemented by the company. In *Masco*, the Staff allowed the omission of a proposal that required a new standard for the qualifications of "outside directors" because the company's board of directors adopted a standard that was similar, but not identical, to the standard set forth in the proposal. In fact, the Staff refused to reconsider its decision for no-action after the proponent argued that the modifications to the proposal as adopted by the company did not substantially implement the goal of the original proposal. (*Masco Corporation (Recon)* (April 19, 1999). In *AHP*, the Staff allowed the omission of a proposal concerning the adoption of stock ownership guidelines for the Board of Directors. Such proposal was omitted because it was rendered moot when the company, after receiving the proposal, adopted a slightly modified version of it, which substantially implemented the goals and intent of the shareholder proposal. The Corporation believes that the policy adopted by the Board fulfills the goals of the Proposals.

The slight changes between the adopted policy and the Proposals are intended to make the policy clear and workable. The Corporation believes that these changes address the intent and purpose of the Proposals, and actually clarify and satisfy them while demonstrating the Corporation's commitment to maintaining a majority of independent directors on the Board. The Board's adopted resolution implements all other aspects of both Proposals. Although Proponent A's Letter claims otherwise, under the definition of independence adopted by the board, and the definition in Proposal B, the Corporation maintains that all of its committees are currently and will continue to be composed of only independent directors. Therefore, the Proponents' proposals have been substantially implemented as contemplated under Rule 14a-8(i)(10).

In summary, the Corporation's existing director independence policy substantially implements Proposal A and Proposal B's requests and underlying goals. In accordance with *Masco* and *AHP*, the Proposals should be excluded from the Corporation's Proxy Materials since they are moot.

2) Proposal A can be omitted under Rule 14a-8(c) as it contains multiple proposals.

Rule 14a-8(c) limits shareholders to submitting only one proposal for inclusion in the Proxy Materials. As Proponent A's Letter now makes clear, not only is the Proponent requesting that the Corporation's Board adopt a policy regarding the independent Board members, but it also proposes that the Board create a separate nominating committee. The Corporation did not address this issue in its Initial Request because it was not clear at that time that such an additional proposal was being made by Proponent A in Proposal A. The Corporation does not currently have a nominating committee. Proponent A's request for the creation of a separate nominating committee is a separate and different issue than its proposal for director independence. In accordance with the Rule 14a-8(c), and not withstanding the aforementioned arguments, the Corporation requests that the Staff not recommend enforcement action if the Corporation omits the Proposal from the Proxy Materials.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposals may be excluded from the Corporation's Proxy Materials for the 2002 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 401-789-5735 (x2822).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter in the enclosed prepaid return envelope. Thank you for your prompt attention to this matter.

Very truly yours,

Jeffrey J. Giguere, Esq.
Vice-President, General Counsel

Enclosures

cc: Mr. Thomas P.V. Masiello, (Massachusetts Laborers' Pension Fund)
Mr. Peter C. Clapman, (Teachers Insurance and Annuity Association College Retirement Equities Fund)
William B. Simmons, Jr., Esq. (Testa, Hurwitz & Thibeault, LLP)

Legendary Reliability™

January 18, 2002

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Staff of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 02549

Re: American Power Conversion Corporation - Omission of Shareholder Proposal

Ladies and Gentlemen:

American Power Conversion Corporation (the "Corporation") received two proposals, each dated November 20, 2001, for inclusion in the Corporation's Proxy Statement and form of Proxy relating to the 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") (collectively, the "Proxy Materials"). The first proposal, sent via facsimile ("Proposal A") was submitted by the Teachers Insurance and Annuity Association College Retirement Equities Fund ("Proponent A") and the second proposal, sent via Certified Mail ("Proposal B," and together with Proposal A, the "Proposals") was submitted by the Massachusetts Laborers' Pension Fund ("Proponent B," and together with Proponent A, the "Proponents"). Proposal B was received after Proposal A. Proposal A and Proposal B are attached hereto as Exhibit A and Exhibit B, respectively. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") will not recommend enforcement action if the Corporation, pursuant to Rules 14a-8(i)(10), (3) and (11) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), omits the Proposals from the Proxy Materials for the 2002 Annual Meeting for the reasons set forth.

GENERAL

The 2002 Annual Meeting is scheduled to be held in June 2002. The Corporation intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "SEC") on or about April 25, 2002 and to commence mailing the same to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of the Proposals and supporting statements; and

American Power Conversion Corporation
PO Box 278 *Call* 401 789 5735
132 Fairgrounds Road *Fax* 401 789 3710
West Kingston, RI 02892 *Visit www.apcc.com*

Writer's fax: (401) 788-2618

2. Seven copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals.

A copy of this letter is also being sent to the Proponents as notice of the Corporation's intention to omit the Proposals from the Corporation's proxy materials for the 2002 Annual Meeting.

SUMMARY OF PROPOSALS

Proposal A

Proposal A requests that the Board of Directors adopt a policy to nominate director candidates such that a substantial majority of the directors would be "independent," as defined therein, and, if sufficient independent directors are elected, that all key committees would be composed solely of such directors.

Proposal B

Proposal B urges the Board of Directors to establish a Board of Directors with at least two-thirds of its members being "independent" directors, as defined therein.

REASONS FOR EXCLUSION OF PROPOSALS

The Corporation believes that both Proposals may be properly omitted from the Proxy Materials for 2002 Annual Meeting pursuant to Rules 14a-8(i)(10) and (i)(3). The Proposals may be excluded pursuant to Rule 14a-8(i)(10) because the Corporation has substantially implemented the goal of the Proposals. The Proposals may also be excluded pursuant to Rule 14a-8(i)(3) because due to their vagueness, the Proposals are contrary to the proxy rules and regulations.

In the event the Staff does not concur that Proposal A may be omitted from the proxy materials for the 2002 Annual Meeting, Proposal B may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates Proposal A, which was received by the Corporation prior to Proposal B.

1. The Corporation may omit both Proposals pursuant to Rule 14a-8(i)(10) because they have already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. The Staff has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has already taken steps to fulfill the underlying goal of the proposal. See *AMR Corporation,* (April 17, 2000) ("*AMR*"); and *Masco Corporation,* (March 29, 1999) ("*Masco 1*").

In *AMR*, a proposal recommending that members of certain board committees be independent directors was substantially implemented, but not "fully effected." The AMR by-laws imposed standards of independence for Directors serving on certain committees. While the *AMR* proposal differed slightly from the independence requirements already followed by the company, and thus had not been "fully effected," the Staff applied the "substantially implemented" interpretation in concurring that the *AMR* proposal could be excluded under Rule 14a-8(i)(10). In *Masco 1*, the Staff allowed the omission of a proposal that required a new standard for the qualifications of "outside directors" because the company's board had a standard that was similar, but not identical, to the standard set forth in the proposal. Similarly, in the present case, the Proposals seek a Board of Directors composed of a majority of "independent directors" and committees composed solely of independent directors. The Corporation believes that in practice it has already taken steps so that a majority of its Board, and all members of committees of the Board are independent, thus substantially implementing the goals of the Proposals.

a) A majority of the current directors of the Corporation are independent

The Corporation already meets the standard of a majority of independent directors set forth in Proposal A, and falls just shy of meeting the two-thirds requirement proposed in Proposal B. Four of the seven directors of the Corporation are independent in that they have no relationship to the Corporation that would interfere with the exercise of their independent judgement. Two of the four independent directors were appointed by the Board in June, 2001 in order to increase the number of independent directors on the Board. Proposal A requires that a substantial majority of the board be independent. Although no definition of "substantial majority" is provided in Proposal A, the Corporation asserts that under the current make-up of the Board, it has substantially implemented the purpose set forth by the Proposals.

Although the Corporation does not currently meet the two-thirds standard presented in Proposal B, four out of seven independent directors substantially implements the focus of the proposal. The Corporation believes that the submission of the proposal was based, at least in part, on an incorrect understanding of the current board of directors. The supporting statement to Proposal B states:

> At our Company, three of the five members of the board of directors do not qualify as independent directors under the definition provided.

Since at the time Proposal B was submitted the Corporation's Board consisted of seven members (and the election of the additional members had been made public months before the receipt of the proposal), this statement is false and could mislead shareholders if presented to them.

b) The current members of the Corporation's board of directors substantially meet the proposed standards of independence

A majority of the Corporation's directors are independent under commonly accepted corporate governance standards, as well as the standards for independent directors promulgated by the National Association of Securities Dealers Automated Quotations (the "Nasdaq") and sanctioned by the SEC for audit committees. Under the Nasdaq requirements, no member of an audit committee may have: 1) been employed by the corporation or its affiliates in the current or past three years; 2) accepted any compensation from the corporation or its affiliates in excess of $60,000 during the previous fiscal year (except for board service, retirement plan benefits, or non-discretionary compensation); 3) an immediate family member who is, or has been in the past three years, employed by the corporation or its affiliates as an executive officer; 4) been a partner, controlling shareholder or an executive officer of any for-profit business to which the corporation made, or from which it received, payments (other than those which arise solely from investments in the corporation's securities) that exceed five percent of the organization's consolidated gross revenues for that year, or $200,000 whichever is more, in any of the past three years; or 5) been employed as an executive of another entity where any of the corporation's executive serve on that entity's compensation committee. Even though the Nasdaq standard pertains only to members of the audit committee, a majority of the members of the Corporation's entire board of directors meet this standard.

The six stated requirements for independence proposed by Proponent B are met by a majority of the Corporation's current board members. It is only by reference to Proposal A's more restrictive definition of "independence" that a majority of the Corporation's board could be considered anything other than independent. However, the Corporation believes that the four members it considers independent substantially meet the requirements of Proposal A.

Proposal A provides that "independent directors" are directors:

> who are not present or former employees of the Company and, other than stock ownership, have ***no significant personal or financial ties*** to the Company or management that in fact or appearance could compromise directors' objectivity or loyalty to the shareholders. (emphasis added)

Proposal A thus requires that the director has *never* been employed by the Corporation. Proponent A thus argues that one of the directors, Mr. Ervin Lyon, is not independent since he was the founding Chairman of the Board. But Mr. Lyon has not been an employee, an officer or Chairman of the Board of the Corporation for approximately 15 years, which is twice as long as the period in which he was an employee of the Corporation. The Corporation believes it is reasonable to rely on Mr. Lyon's ability to not allow his initial experience with the Corporation to interfere with his exercise of independent judgment, and that Mr. Lyon should be considered independent.

With respect to the second part of the independence standard in Proposal A, unfortunately, there is no definition or other explanation of what is meant by "no significant personal or financial ties." If Proposal A were adopted, the standard of "no significant personal or financial ties" is so vague that the Corporation could not know with surety if this requirement had been met. However, the Corporation believes that the current Board of Directors has a majority of independent directors and substantially meets the standards for independence in Proposal A because four of the seven directors meet the objective criteria of Nasdaq and Proposal B, and, the Corporation believes, do not have "significant personal or financial ties to the [Corporation] or management that in fact or appearance could compromise directors' obligation of loyalty to the shareholders."

c) The members of the Corporation's committees are independent as required by the Proposals.

The Corporation believes that its committees are free from conflict of interest and thus independent. All of the members of the Corporation's committees are independent, as discussed in subsection (b) above.

In *AMR*, the board of directors removed inside directors from key committees so that in both policy and practice, the committees fulfilled the goals of the proposal. The Staff found that in light of the company's representation that the members of the committees identified in the shareholder proposal met the criteria of independence proposed, there was a basis to support the argument that the shareholder proposal had already been substantially implemented. In the situation at hand, the result should be the same. The Corporation's committees already meet the standards of independence set forth in Proposal B, as well as complying with the requirements set forth by Nasdaq.

While the Corporation concedes that, because of Proposal A's vague definition of independent and Proposal B's requirement of a two-thirds majority, it has not "fully-effected" every word of the Proposals, the Corporation believes that it has, nonetheless, "substantially implemented" the goals of the Proposals to increase the number of independent directors that have no relationship with the Corporation that would interfere with the exercise of their independent judgment. Accordingly, the Corporation may properly exclude the Proposals pursuant to Rule 14a-8(i)(10). Additionally, the Corporation incorporates herein the arguments below with regard to excluding the Proposals in reliance on Rule 14a-8(i)(3).

2. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(3) because they are vague and misleading, and therefore contrary to Rule 14a-9.

Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Staff has traditionally recognized that a proposal may be excluded under Rule 14a-8(i)(3) (and its predecessor,

Rule 14a-8(c)(3)) if it is so vague and indefinite that stockholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposals were adopted. See *SI Handling Systems, Inc.,* (May 5, 2000); *Kmart Corporation,* (March 28, 2000); and *California Water Service Group,* (February 8, 1999).

Proposal A

As noted above, Proposal A requires the Corporation to have a "substantial majority" of "independent directors" on its Board of Directors, but provides virtually no guidance with respect to the definition of either term.

If Proposal A was to be presented to the Corporation's stockholders, it would not be clear what standard of "independence" was being presented for their vote. The implementation of the "significant ties" standard set forth in Proposal A, raises numerous questions that are not addressed in either the proposal or the supporting corresponding statement. What relationships would disqualify a person? Could individuals with significant banking relationships with the Corporation serve on the Board of Directors? Does the "personal" relationships mean blood or marriage relationships, or does it include personal friendships? What amount of money is significant: $100, $1,000, $100,000? Is it "significant" to the Corporation or the individual? And what is a substantial majority? Four of seven directors? Seven of seven directors? Therefore Proposal A is properly excludable under 14A-8(i)(3) as it is vague and misleading and would be impossible to fully implement.

Proposal B

The supporting statement to Proposal B makes mischaracterizations by implying that members of the Corporation's management should be replaced. "The board of directors must operate independently of the Corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate and if necessary *replace management*... we believe independent boards are better positioned to *remove non-performing senior executives."* (emphasis added). Proposal B is properly excludable as these statements are contrary to Rule 14a-9's prohibition on materially false and misleading statements in proxy materials. Unfounded and incorrect assertions representing the personal opinions of shareholders have been viewed by the Staff as excludable under 14a-8(i)(3) and Rule 14a-9. See *SI Handling Systems,* (May 5, 2000). In addition, the Corporation notes that the supporting statement for Proposal B mistakes the current number of directors, although the Corporation recognizes that this mistake could be easily corrected.

The Staff has long recognized that a proposal may be excluded under Rule 14a-8(i)(3) if the proposal is so inherently vague and indefinite that "neither the stockholders voting on the proposal, nor the Company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures the proposal requires." See *Philadelphia Electric Co.* (July 30, 1992); and *Corning Inc.* (February 18, 1997). Therefore, pursuant to

Rule 14a-8(i)(3), the Proposals may be excluded as being contrary to the Commission's proxy rules and regulations, namely Rule 14a-9.

3. If the Staff does not concur that the Proposals may be omitted pursuant to Rule 14a-8(i)(3) or Rule 14a-8(i)(10) as set forth above, the Corporation may omit Proposal B pursuant to Rule 14a-8(i)(11) because it substantially duplicates Proposal A which was received by the Corporation before Proposal B.

As noted above, both Proposals were dated on November 20, 2001, but Proposal B was received later in time. Also, as noted above, Proposal A seeks to establish a Board of Directors that is composed of a substantial majority of "independent" directors (as defined therein). Proposal B also seeks to establish a Board of Directors composed of two-thirds of "independent" directors, as defined therein. Accordingly, under Rule 14a-8(i)(11), Proposal B substantially duplicates Proposal A.

Each of the Proposals desires that the Corporation's Board of Directors be composed of a majority of independent directors. Both Proposals partially define an independent director as one who is not a current employee of the Corporation and both definitions address the personal and professional relationships the individual might have with the Corporation. Additionally, the supporting statements of each of the Proposals share a common goal of long term success of the Corporation through removal of management's influence on the Board. Although the two proposals are not identical, they are substantially similar in their focus and intent. The Staff has traditionally taken the view that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11) (and its predecessor, Rule 14a-8(i)(c)(11)). The test for exclusion under Rule 14a-8(i)(11) is whether the core issues addressed by the proposals are substantially the same, sharing the same principle thrust and principle focus, even though the proposals may differ somewhat in their terms and breadth. See *Verizon Communications, Inc.*, (January 31, 2001); *EMCOR Group, Inc.*, (May 16, 2000) ("*EMCOR*"); *Centerrior Energy Corporation*, (February 27, 1995); and *Masco Corporation*, (March 27, 1992) ("*Masco II*").

In *Masco II*, both proposals requested that the board amend the bylaws to provide for a majority of independent directors on the board. However, the second *Masco II* proposal provided additional criteria in its definition of "independent." The Staff concurred that the *Masco II* proposals were substantially duplicative. In *EMCOR*, the first proposal requested that the board "refrain from adopting a rights plan or agreement without the prior approval of the stockholders and to redeem the rights plan currently in place." The second *EMCOR* proposal requested that an article be added to the by-laws prohibiting the company from "entering into an shareholder rights plan or similar agreement" without the approval of a majority of the outstanding shares of common stock, as well as redeeming the rights outstanding under the existing plan. The Staff concurred that the *EMCOR* proposals were substantially duplicative and that the later received proposal could be omitted.

Consistent with the Staff's interpretation of Rule 14a-8(i)(11) i *Masco II* and *EMCOR*, the Corporation believes that the Proposals submitted to the Corporation are substantially duplicative. In the instant case, the core issues in the Proposals, as presented above, are the same. Also, the supporting statements of the Proposals are very similar in substance. The Proposals only contain slight differences. For example, Proposal A requires that the compensation, audit and nominating committees also consist solely of independent directors. Proposal B's definition of independence is limited to affiliation with the Corporation in the past five years, where Proposal A requires that the director has never been employed by the Corporation. Consistent with prior letters, there is no requirement that Proposals be identical in order for one to be excluded under Rule 14a-8(i)(11). The proposals need only be substantially the same and may, in fact, differ in terms or breadth. *Lucent Technologies*, (October 31, 2000); and *The Proctor & Gamble Company*, (July 19, 2000).

Furthermore, the Corporation believes the inclusion of both Proposals in the Corporation's proxy materials for the 2002 Annual Meeting would be confusing to stockholders and, if both were approved, would result in alternative and inconsistent results. The Corporation should not be required to include multiple proposals concerning an independent Board of Directors as there would be no way to establish which approach the stockholders prefer, nor would the Corporation be able to fully implement each proposal due to inconsistent or conflicting provisions, as discussed above. While the core issues of both Proposals are substantially the same, their requirements are different. If both proposals were included in the Corporation's Proxy Materials and approved, would the Corporation adopt Proposal A's or Proposal B's definition of "independent director?" Would the Corporation have to follow Proposal B and require that all members of board committees be independent? Would the independence standard apply to two-thirds of the directors as set forth in Proposal B, or just a "substantial majority" as required by Proposal A?

If the Staff does not concur that Proposal A may be omitted in reliance on either Rule 14a-8(i)(10) or Rule 14a-8(i)(3) as set forth above, the Corporation intends to include Proposal A in its proxy statement for its 2002 Annual Meeting. In that event, pursuant to Rule 14a-8(i)(11), Proposal B may be excluded as being substantially duplicative of the earlier received proposal that will be included in the Company's proxy materials for the same meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposals may be excluded from the Corporation's Proxy Materials for the 2002 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 401-789-5735 (x2822).

Legendary Reliability™

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter in the enclosed prepaid return envelope. Thank you for your prompt attention to this matter.

Very truly yours,

Jeffrey J. Giguere, Esq.
Vice-President, General Counsel

Enclosures

cc: Mr. Thomas P.V. Masiello, (Massachusetts Laborers' Pension Fund)
Mr. Peter C. Clapman, (Teachers Insurance and Annuity Association College Retirement Equities Fund)
William B. Simmons, Jr., Esq. (Testa, Hurwitz & Thibeault, LLP)

EX. A

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

November 20, 2001

Emanuel E. Landsman
Clerk
American Power Conversion Corporation
132 Fairgrounds Road
West Kingston, Rhode Island 02892

Dear Mr. Landsman:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Investments of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, New York 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of American Power Conversion Corporation. A CREF representative whose name will be timely submitted will be present to support the resolution.

CREF holds 1,084,048 shares of American Power Conversion Corporation common stock, which has a value of $15,900,000, and has held shares valued at $2,000 of American Power Conversion Corporation for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. Also enclosed is a letter from Bankers Trust, the recordholder of shares of American Power Conversion Corporation owned beneficially by CREF, evidencing CREF's eligibility to submit a shareholder proposal.

Very truly yours,

Peter C. Clapman

cc: Donald M. Muir
B.A. (Dolph) Bridgewater, Jr.

Enclosures

RESOLUTION

WHEREAS, we believe that the Board of Directors has fundamental responsibility to foster the Company's long-term success, to enhance shareholder value, and to represent the interests of all shareholders;

WHEREAS, to best fulfill these responsibilities, a substantial majority of the Board – and all members of the audit, compensation and nominating committees of the Board – should be "independent directors," who are not present or former employees of the Company and, other than stock ownership, have no significant personal or financial ties to the Company or management that in fact or appearance could compromise directors' objectivity or loyalty to the shareholders;

RESOLVED, shareholders request that the Board adopt, and communicate to shareholders, a policy to nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation and governance/nominating committees.

SUPPORTING STATEMENT

The Company appears to us to be committed to meeting regulatory and stock exchange requirements that apply to board membership, and going no further. There had been no change in the composition of the Board between 1988 and 2001, when new stock exchange audit committee requirements came into force, and when the Board named two new directors. The Board appointed the new directors within two weeks after the annual meeting, rather than presenting them to the shareholders in the proxy statement so that they might be considered and elected or not elected by the shareholders.

Even with the 2001 changes, the Board still does not have an independent majority, in our view, since three of the Board's seven directors are employees, and a fourth is the founding Chairman. The Board has no nominating committee, and the audit and compensation committees do not meet the standard of independence articulated in this resolution. This appears to us to be a case of technically competent founders and top management seeking to dominate the governance of the company, while obtaining financing from, and extending ownership to, public shareholders. Although interests of founders and management may initially coincide with those of public investors, the time to provide for diverse perspective and independent governance is before major problems occur and make the need for board independence clear after the fact.

We believe that a board with a substantial and clear majority of independent directors—and all-independent audit, compensation and nominating committees—is an essential component of an effective corporate governance system. An independent board can best represent all shareholders and inspire shareholder confidence in the quality and impartiality of its decision-making processes and the decisions themselves, as well as avoid the appearance of conflicts of interest. We acknowledge the importance of management perspective to board or committee deliberations, but believe key management executives can take active part in board discussions without being board members.

We urge shareholders to vote for this resolution, sending a message that board independence is critical to investor confidence in the quality of corporate governance.

EX. B

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

Certified Mail, Return Receipt Requested

November 20, 2001

Mr. Emanuel E. Landsman, Clerk
American Power Conversion Corporation
132 Fairgrounds Road
West Kingston, RI 02892

SUBJECT: Shareholder Proposal

Dear Mr. Landsman:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the American Power Conversion Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,400 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc. Linda Priscilla

Certified Mail, Return Receipt: 7000-1670-0008-3420-8909

Resolved, that the shareholders of American Power Conversion Corporation ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The board of directors plays a critical role in determining a company's long-term success. A board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate, and if necessary replace management. Independence has been referred to as "a director's greatest virtue" (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996) and we believe independent boards are better positioned to remove non-performing senior executives.

In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a board's members should be "independent" directors. At our Company, three of the five members of the board of directors do not qualify as independent directors under the definition provided above. Messrs. Rodger B. Dowdell, Emanuel E. Landsman, and Neil E. Rasmussen are employed by the Company in an executive capacity.

As long-term shareholders, we believe an independent board best represents shareholders. Adoption of this resolution would encourage our company to work towards this goal. We urge your support for this resolution.

TIAA CREF

Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
(212) 916-4232
(212) 916-5813-FAX
pclapman@tiaa-cref.org

March 5, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing in reference to the letter, dated February 27, 2002, from American Power Conversion Corporation (the "Company" or "APC"), indicating the Company's adoption of a policy of board independence (the "APC Policy"). The Company argues that by this action, it has "substantially implemented" the shareholder resolution (the "Proposal") submitted by the College Retirement Equities Fund (CREF) on November 20, 2001, and that it therefore should be permitted to omit the resolution from its proxy statement for the APC 2002 Annual Meeting of Stockholders. The Proposal requests the Company's Board of Directors (the "Board") to adopt, and communicate to shareholders, a policy to nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation and governance/nominating committees. APC earlier submitted a request for no-action relief to the division on January 18, 2002, and CREF responded in my letter dated January 30, 2002.

We do not agree that the Proposal should be omitted from the Company's proxy statement, since the two arguments made by the Company in its latest letter are mistaken. First, the company's codification of a policy of board independence falls critically short of the policy requested in the CREF Proposal, and the Company thus has not substantially implemented the Proposal.

- The APC Policy even now substitutes its own definition of "independence," so that the present Board qualifies as majority independent, while ignoring the definition we use in the Proposal, by which the Board lacks a majority of independent directors.

- The APC Policy does not accept the concept of "substantial majority" as requested in the Proposal, a standard quite different than "majority."

- The APC Policy ignores the Proposal's request that such a policy include a requirement for an independent nominating committee.

Second, we strongly disagree with the Company's assertion that we are making two Proposals. In the case of this Company, full board independence and committee independence (because of the absence of a nominating committee) are integrally related to each other, and one without the other is an empty form.

1. The Corporation may not omit the Proposal pursuant to Rule 14a-8(i)(10) because it has not been substantially implemented.

The APC Policy defines "independent director" to include former employees of the Company, so long as the director has not been so employed for at least five years. In this way, the APC Policy clearly fails to implement the CREF Proposal. APC has created a policy that specifically allows the Founding Chairman and President of the Company—a long-time inside director with longstanding relationships with other inside directors—to be redefined as independent.

This status-quo-serving definition has practical consequences at this Company, since three current directors, out of a total of seven directors on the Board, are concededly current executives. The Company's view that its Board is majority independent (requiring that at least four out of the seven directors be so designated) thus depends on the classification of the Founding Chairman as independent.

Moreover, as far as we can tell, the Audit and Compensation committees each continue to include the same retired former Chairman and President in their memberships, who by the terms of our resolution is not classified as independent. The full Board functions as the nominating committee, and, as noted, lacks even a majority of independent directors as defined in the Proposal. Thus, the APC Policy falls well short of the request made in the shareholder Proposal in every respect.

Secondly, the Proposal requests a director nomination policy such that there would be a "substantial majority" of independent directors. APC argues that in interpreting "substantial majority" as "majority" in the APC Policy, its Board "intended to make the policy clear and workable," and that the difference is "slight." We do not find this explanation persuasive, and in any event we disagree that the differences are "slight" or that "majority" and "substantial majority" are substantively the same.

As we noted in our previous letter, the concept of "substantial majority" has wide usage in codes suggesting guidelines for board independence, including by The Business Roundtable in its *Statement on Corporate Governance*. We believe it is consistent with Rule 14a-8 to leave a board some discretion in determining how to fulfill the terms of a precatory shareholder resolution, and that a shareholder voting on the resolution (as well as a board interpreting the Proposal) would be able to appropriately interpret the word "substantial" without further guidance. If the Staff does not concur in our view, we are willing to amend the Proposal to put in a specific threshold.

Finally, the Company admits in its letter of February 27 that the Board does not have a separate nominating committee, despite the original impression left by the Company's letter of January 20 to the Staff. As discussed below, we believe that committee independence, including a completely independent nominating committee, is integral to the policy of board independence that we seek. The APC Policy does not address the need for an independent nominating committee.

2. CREF is making a single Proposal, requesting an effective policy of board independence

The Proposal seeks an effective policy of board independence. We believe majority board independence without an independent nominating committee can be an empty shell. In determining whether a single shareholder submission consists of multiple proposals, the Staff has looked to determine whether "the elements of the proposal all relate to one concept." *Computer Horizons Corp.* (April 1, 1993). If the elements of a proposal are sufficiently related to one specific concept, the Staff will not allow exclusion under Rule 14a-8(c). See, e.g., *Westinghouse Electric Corp.* (January 27, 1995) (noting that all elements of the proposal related to "specific limitations on executive compensation").

It is particularly critical to a policy of board independence that the director nomination function be in the hands of independent directors, which is not the case under the new APC Policy, or under existing practice at APC. The SEC itself has recognized this in the context of mutual fund governance, when it said:

> One recognized method of enhancing the independence of directors is to commit the selection and nomination of new independent directors to the incumbent independent directors. Independent directors who are selected and nominated by other independent directors, rather than by the fund's adviser, are more likely to have their primary loyalty to shareholders rather than the adviser. In addition, when independent directors are self-selecting and self-nominating, they are less likely to feel beholden to the adviser.[1]

The issue is exactly the same for corporations: Independent directors who are selected and nominated by independent directors, rather than by directors who are members of management or beholden to management, are more likely to have their primary loyalty to shareholders, rather than to management. To argue that "board independence" is somehow separable from "committee independence" is a mechanistic approach that elevates form over substance.

---

[1] SEC, Release Nos. 33-7754, 34-42007, IC-24082; 17 CFR Parts 239, 240, 270 and 274; RIN 3235-AH75 (1999 SEC LEXIS 2197, October 14, 1999), p. 42. Indeed, Rule 12b-1 permits the use of fund assets to pay for distribution of fund shares, but only if the fund's independent directors select and nominate other independent directors. Similarly, Rule 23c-3 permits the operation of interval funds if independent directors are self-selecting, self-nominating, <u>and</u> comprise a majority of the board.

The proxy rules should not be interpreted to require shareholders to vote on two separate proposals, presumably by terms of Rule 14a-8(c) to be submitted by a holder over two years, to communicate to the Board the collective view that boards should be effectively independent, including a substantial majority of independent directors on the full Board and completely independent nominating, audit and compensation committees.

Conclusion

The new APC Policy falls well short of implementing the policy that CREF is advocating in the Proposal. We continue to urge the Division to deny the no-action request as submitted by APC on January 18, 2002 and February 27, 2002.

Thank you for your time and attention to this matter. If you have any questions or would like additional information, please do not hesitate to call me at (212) 916-4232.

I would appreciate your acknowledgement of receipt of this letter, through stamping and returning the enclosed "receipt copy" in the enclosed prepaid return envelope.

Sincerely,

Peter C. Clapman

cc: Jeffrey J. Giguere, Esq.
Vice President, General Counsel
American Power Conversion Corporation
132 Fairgrounds Road
West Kingston, RI 02892

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

January 30, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing in reference to the letter, dated January 18, 2002 (the "No-Action Request"), submitted by American Power Conversion Corporation (the "Company" or "APC"), asking the staff of the Division to confirm that it would take a no-action position, pursuant to14a-8(i)(10) and (i)(3), if the Company omits from its proxy statement for its 2002 annual meeting a proposal submitted by the College Retirement Equities Fund ("CREF"). For the reasons discussed below, each of these arguments is mistaken, and there is no appropriate basis on which the Company may omit the Proposal from its proxy statement.

CREF has proposed to include in the Company's proxy statement a resolution requesting the Company's Board of Directors (the "Board") to adopt, and communicate to shareholders, a policy to nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation and governance/nominating committees.

CREF long has been an advocate of strong board independence, submitting more than 25 shareholder resolutions to companies on this issue in recent years. Most of these resolutions were withdrawn after the companies took actions to enhance board independence. Those voted on received substantial support from independent shareholders, with vote levels as high as 59% in support of a policy of board independence. TIAA-CREF, a leading financial services organization that encompasses CREF, currently has about $275 billion in assets under management.

THE COMPANY HAS NOT "SUBSTANTIALLY IMPLEMENTED" THE PROPOSAL

The essence of the Company's position is first to rewrite our resolution, substituting its own definition of "independence," and then to argue on the basis of the Company's proposed definition that it has substantially implemented the proposal. As defined in our shareholder proposal, "independent directors" are those "who are not present or former employees of the Company and, other than stock ownership, have no significant personal or financial ties to the Company or management that in fact or appearance could compromise directors' objectivity or loyalty to the shareholders." Under this definition, at best only three of seven directors on the Board are independent, since the Board includes three executives and one former executive of the firm. This is not a majority of independent directors, let alone a substantial majority.

Moreover, the Company makes no claim that it has adopted a **policy** to nominate directors such that a substantial majority, by the definition used in the resolution, is independent. Nor does the Company make any claim in the No-Action Request that it has a policy of maintaining Compensation and Nominating Committees with all-independent directors, as is requested in the resolution.

Indeed, while the Company focuses attention in the No-Action Request on the definition of "independence," it makes no claim to have any policy of board and committee independence, by any definition. Under the definition cited by the Company, the Board clearly lacked an independent majority until June 2001, and it has articulated no commitment to a continuing policy of "board independence" by its own definition.[1] A policy commitment is what CREF seeks in the shareholder resolution. Even if we accepted the definition used by APC, without such a commitment we have no reason to be confident that the Board would continue to be majority independent.

Further, we do not believe that the Board maintains and has a policy of maintaining all-independent Audit, Compensation and Nominating Committees, as defined in the resolution. In Section 1(c) of its No-Action Request, the Company states that "all of the members of the Corporation's committees are independent, as discussed in subsection (b)." But subsection (b) only discusses the Audit Committee. Moreover, as far as we can determine, the Audit and Compensation Committees each continue to include a retired company executive, who by the terms of our resolution is not classified as independent.

We note in addition that as far as Company SEC filings reveal, the Board does not even have a Nominating Committee, much less one that is fully independent. We do not believe the Company has disclosed the existence of such a committee in any public document, and the No-Action Request never claims that such a committee exists. In its 2001 proxy statement, the Company stated that it did not have a Nominating Committee.

Thus, by the clear terms of the resolution, the Board of APC lacks an independent majority, and therefore also lacks a "substantial majority" of independent directors. Nor does the Company have a policy of board and committee independence as called for in the resolution. Finally, as far as is known, the Company does not have all-independent Audit, Compensation and Nominating committees, by the terms of the resolution. The request made in the shareholder resolution clearly is not "substantially implemented" by any reasonable

1 Until June 2001, the APC Board had not changed for many years. From 1988 to June 2001, three of the Company's five directors were employees and a fourth was the retired Chairman of the Board of Directors. Two additional independent directors were appointed after the Annual Meeting in June 2001.

understanding of that term, and the Company may not properly exclude the proposal pursuant to 14a-8(i)(10).

The no-action letters cited by the Company in this regard are easily distinguishable. AMR already had a policy of Audit, Compensation and Nominating Committee independence – the issue raised in the resolution submitted at AMR – as evidenced by bylaws and board resolutions (*AMR Corporation,* April 17, 2000). As far as can be gleaned from APC's public filings and the No-Action Request, APC has no board independence policy, and has no committee independence policy other than the Nasdaq requirements for the Audit Committee. The board of Masco, in response to the shareholder resolution at that company, in fact adopted a policy of board independence that closely followed the terms of the Masco shareholder resolution, adding only a materiality standard for relationships to the company excluded by the definition in question (*Masco Corporation*, March 29, 1999). APC, again, has not adopted a board independence policy, and the definition of board independence the Company uses in arguing for omission of the CREF resolution differs substantially from the definition used in the CREF resolution.

THE PROPOSAL IS NOT VAGUE AND MISLEADING

It is clear that the CREF proposal is neither vague nor misleading; for it **specifically** requests that the Board of Directors:

- Adopt a **policy**
- To nominate director candidates so that a substantial majority of directors would be **independent**
- Enabling **all key committees** to be composed solely of such **independent directors.**

Thus unlike the resolutions cited in the No-Action Request[2], the CREF proposal appears explicit, rather than vague on its face, and in our view is sufficiently specific so that shareholders will know what they are requesting of the Board. We note in this regard the concept of "substantial majority" is promulgated as a director independence standard by a

2 The no-action letters cited by the Company again are inapposite. The resolution at SI Handling Systems, Inc., proposed a mandatory bylaw amendment where it was not clear which bylaws were being amended. (*SI Handling Systems, Inc.*, May 5, 2000.) The Kmart resolution requested disclosure of contributions to "political parties not recognizing unborn persons' constitutional protections which all other persons have." (*Kmart Corporation*, March 28, 2000.) Kmart argued the proposal was vague because the supporting statement as a whole was "a confusing series of statements presented in no logical order." APC does not make analogous arguments about the CREF proposal. Finally, in the California Water Service Group proposal, which concerned preemptive rights, there was no "resolved" clause and it was not clear what action the proposal would request or mandate, or indeed whether action was requested or mandated. (*California Water Service Group*, February 8, 1999.)

number of groups. For example, The Business Roundtable recommends in its *Statement on Corporate Governance* that "a substantial majority of directors of large, publicly-held companies should be outside (non-management) directors."[3]

Rather than fixing an exact percentage, we prefer to give a certain amount of leeway for a company to decide how to meet the shareholder request. However, we believe that "substantial majority" is commonly understood to be more than a "bare majority," and that, for example, a four-to-three "independent" majority on a seven-member board would not constitute a "substantial" majority. (As noted earlier, the APC Board does not have even this level of board independence by the definition used in the resolution.) We believe that a shareholder voting on the resolution (as well as a board interpreting the resolution) will be able to appropriately interpret the word "substantial" without further guidance.

If the Staff does not concur with our view, we would be willing to amend the resolution to put in a specific threshold.

CONCLUSION

Because the proposal raises an important corporate governance policy not adopted by the Company and is not otherwise excludable under Rule 14a-8, we urge the Division to deny the No-Action Request submitted by APC on January 18, 2002.

Thank you for your time and attention to this matter. If you have any questions or would like additional information, please do not hesitate to call me at (212) 916-4232.

I would appreciate your acknowledgement of receipt of this letter, through stamping and returning the enclosed "receipt copy" in the enclosed prepaid return envelope.

Sincerely,

Peter C. Clapman

cc: Jeffrey J. Giguère, Esq.
Vice President, General Counsel
American Power Conversion Corporation
132 Fairgrounds Road
West Kingston, RI 02892

[3] The Business Roundtable, *Statement on Corporate Governance*, September 1997.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Power Conversion Corporation
Incoming letter dated January 18, 2002

The first proposal requests that the board adopt "a policy to nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation and governance/nominating committees." The second proposal requests that the board of directors "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors."

We are unable to concur in your view that American Power may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that American Power may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that American Power may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that American Power may omit the firs proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that American Power may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we do not believe that American Power may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that American Power may exclude the second proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal, which will be included in American Power's proxy materials. In this regard, we note your representation that American Power received the first proposal prior to receiving the second proposal. Accordingly we will not recommend enforcement action to the Commission if American Power omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omitting the second proposal upon which American Power relies.

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor